Exhibit 4.11

Form 51-102F3

Material Change Report

Item 1      Name and Address of Company

Ayr Strategies Inc. (“Ayr” or the “Company”)

590 Madison Avenue, 26th Floor

New York, New York 10022

Item 2     Date of Material Change

November 20, 2020

Item 3     News Release

A press release describing the material change was disseminated by Ayr on November 27, 2020 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4     Summary of Material Change

Ayr entered into a definitive membership interest purchase agreement with CannTech PA, LLC (“CannTech”) dated November 20, 2020, following the announcement on August 26, 2020 that it intended to purchase 100% of the membership interests of CannTech for total purchase consideration of US$55.4 million. The purchase consideration will be paid as to US$25.2 million in cash, US$15 million in exchangeable shares of CSAC Acquisition Inc. (“CSAC AcquisitionCo”), a wholly-owned subsidiary of Ayr, each of which is exchangeable on a one-for-one basis for a subordinate voting share of the Ayr, and US$15.2 million in notes.

Item 5     Full Description of Material Change

5.1       Full Description of Material Change

Ayr entered into a definitive membership interest purchase agreement with CannTech PA, LLC (“CannTech”) dated November 20, 2020, following the announcement on August 26, 2020 that it intended to purchase 100% of the membership interests of CannTech for total purchase consideration of US$57 million. The purchase consideration will be paid as to US$25.2 million in cash, US$15 million in exchangeable shares of CSAC AcquisitionCo, each of which is exchangeable on a one-for-one basis for a subordinate voting share of Ayr and US$15.2 million in notes. A copy of the purchase agreement is being filed contemporaneously on SEDAR.

The transaction is expected to close by the end of 2020, subject to customary conditions including required regulatory approvals.

CannTech is a licensed operator in the Commonwealth of Pennsylvania. The acquisition includes a 143,000 ft² cultivation and processing facility under development with the initial construction phase comprising 45,000 ft² recently approved for cultivation and with an expected first harvest in March 2021. The site provides room for further expansion beyond the 143,000 ft² facility.

CannTech also has the right to operate six dispensaries expected to open in retail locations, most of which are clustered in the Pittsburgh and Philadelphia regions. The first such dispensary opened in October 2020 in New Castle, PA, with two more expected to open in early 2021.

CannTech also has a research program in collaboration with a local medical school.

Forward Looking Statements

Certain information contained in this material change report may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This material change report includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisition in or enter into agreements with respect to other acquisitions.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Further information regarding the matters described in this report may be obtained from:

Megan Kulick
Head of Investor Relations
Ayr Strategies Inc.
590 Madison Avenue, 26th Floor
New York, New York 10022
(646) 977-7914 or ir@ayrstrategies.com

Item 9     Date of Report

November 30, 2020